[K-V PHARMACEUTICAL LETTERHEAD]

August 24, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: K-V Pharmaceutical Company

Registration Statement on Form S-1

File No. 333-175432

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, K-V Pharmaceutical Company (the “Registrant”) and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”) respectfully request that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on August 26, 2011, or as soon thereafter as is practicable.

The Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, K-V PHARMACEUTICAL COMPANY

By:	/S/ THOMAS S. MCHUGH
Thomas S. McHugh Chief Financial Officer

ANNEX A

Co-Registrant	File No.
DrugTech Corporation	333-17543203
FP1096, Inc.	333-17543202
K-V Discovery Solutions, Inc. (f/k/a Nesher Discovery Solutions, Inc.)	333-17543201
K-V Generic Pharmaceuticals, Inc. (f/k/a Nesher Pharmaceuticals, Inc.)	333-17543207
K-V Solutions USA, Inc. (f/k/a Nesher Solutions USA, Inc.)	333-17543206
Ther-Rx Corporation	333-17543205
Zeratech Technologies USA, Inc.	333-17543204